Exhibit 99.2

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

Reference is made to the circular (the “EGM Circular”) and the notice (the “EGM Notice”) of PetroChina Company Limited (the “Company”) dated 7 February 2020, which set out details of the time and venue of the Company’s first extraordinary general meeting of 2020 (the “EGM”) and the resolutions to be proposed at the EGM for Shareholders’ approval. Unless otherwise indicated, the capitalized terms used in this Revised Notice shall have the same meaning as those defined in the supplemental circular of the EGM of the Company dated 10 March 2020.

REVISED NOTICE IS HEREBY GIVEN that the EGM will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. as previously planned, to consider and if thought fit, to pass the following matters, including the new resolution 1(3):

ORDINARY RESOLUTIONS

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)	Mr. Dai Houliang as a director of the Company;

(2)	Mr. Lv Bo as a director of the Company;

(3)	Mr. Li Fanrong as a director of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

10 March 2020

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

Notes:

1.

Since the EGM Notice and the First Form of Proxy enclosed thereof did not contain the new ordinary resolution 1(3) set out in this Revised Notice, a Revised Form of Proxy for the EGM is delivered together with this Revised Notice.

IMPORTANT: The Revised Form of Proxy shall supersede the First Form of Proxy. Those Shareholders who had lodged the First Form of Proxy with the Company for holders of A shares or with Hong Kong Registrars Limited for holders of H shares should note that the First Form of Proxy is no longer applicable to the EGM.

2.

The register of members of H Shares of the Company has been closed since Monday, 24 February 2020 until Wednesday, 25 March 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 21 February 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

3.

A Revised Form of Proxy in respect of the ordinary resolution mentioned above is enclosed with this Revised Notice. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the Revised Forms of Proxy, together with the notarised power of attorney or other documents of authorisation (if any), must be delivered to secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

4.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy need not be a Shareholder. Due to the epidemic of novel coronavirus, Shareholders are encouraged to adopt the appropriate way to vote at the EGM.

5.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6.	The reply slip for use at the EGM sent together with the EGM Notice remains valid for the EGM if duly completed and returned in accordance with the instructions printed thereon.

7.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6624

Fax: (8610) 6209 9561

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

8.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

9.	Please refer to the EGM Circular and Supplemental Circular for details in respect of resolutions to be considered at the EGM.

10.

As at the date of this Revised Notice, the Board comprises Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.